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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1/A

                           TENDER OFFER STATEMENT

                                PURSUANT TO
          SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)

                                TRACOR, INC.
                         (Name of Subject Company)

                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (not affiliated with the U.S. based corporation with a similar name)
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
          (including the associated Series A Junior Participating
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                 892349200
                   (CUSIP Number of Class of Securities)
        ------------------------------------------------------------

                            Patricia A. Hoffman
                              GEC Incorporated
                        c/o NI Holdings Incorporated
                           5700 West Touhy Avenue
                              Niles, IL 60714

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)
        ------------------------------------------------------------

                                  Copy to:

                           Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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          This statement amends and supplements the Tender
Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on April 27, 1998, as amended by Amendments No. 1 and No. 2 thereto (as so amended, the "Schedule 14D-1"), by GEC Acquisition Corp., a Delaware corporation (the "Purchaser"), GEC Incorporated, a Delaware corporation (the "Parent"), and The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."), relating to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Tracor, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $40.00 per Share (including the associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

Item 10.  Additional Information

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          On May 22, 1998, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit
     (a)(10) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

          Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

          (a)(10) Text of Press Release dated May 22, 1998, issued by GEC, p.l.c.


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                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 1998


                              GEC ACQUISITION CORP.


                               By: /s/ John Currier
                                  -------------------------
                                  Name:  John Currier
                                  Title: Secretary and Vice
                                           President


                              GEC INCORPORATED


                              By: /s/ Michael Lester
                                 -------------------------
                                 Name: Michael Lester
                                 Title: Director


                              THE GENERAL ELECTRIC COMPANY,
                              P.L.C.


                              By: /s/ Norman Porter
                                 -------------------------
                                 Name: Norman Porter
                                 Title: Secretary


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                        EXHIBIT INDEX

Exhibit
Number                   Exhibit Name                  Page No.

*(a)(1)   Offer to Purchase.
*(a)(2)   Letter of Transmittal.
*(a)(3)   Notice Of Guaranteed Delivery.
*(a)(4)   Letter to Brokers, Dealers, Banks, Trust
          Companies and Other Nominees.
*(a)(5)   Letter to Clients for use by Brokers,
          Dealers, Banks, Trust Companies and Other
          Nominees.
*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form
          W-9.
*(a)(7)   Form of Summary Advertisement dated
          April 27, 1998.
*(a)(8)   Text of Press Release dated April 27, 1998,  issued
          by GEC, p.l.c.
*(a)(9)   Text of notice issued by the Purchaser.
 (a)(10) Text of Press Release dated May 22, 1998, issued by GEC, p.l.c.
*(b) The Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions.
*(c)(1) Agreement and Plan of Merger dated as of April 21, 1998, among the Purchaser, Parent and the Company.
*(c)(2) Stockholder Agreement dated as of April 21, 1998, among the Purchaser, Parent and certain stockholders of the Company.
*(c)(3)   Confidentiality Agreement dated March 6,
          1998, between GEC Marconi, N.A., Inc. and the Company.
*(c)(4)   Letter dated April 21, 1998, from GEC,
          p.l.c. to the Company.
(d)       None.
(e)       Not applicable.
(f)       None.


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Exhibit
Number              Exhibit Name                         Page No.

*(g) Certified extract from the resolutions of the Board of Directors of Parent dated
          April 21, 1998.

--------------------
*Previously filed.


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                                              EXHIBIT (a)(10)


                                               22nd May, 1998





 GEC extends closing date for Tracor tender offer to 17 June


The General Electric Company, p.l.c., today announced the extension of the tender offer commenced on 27 April, 1998, by its wholly owned subsidiary GEC Acquisition Corp., to purchase all of the outstanding shares of common stock of Tracor, Inc. (Nasdaq-TTRR) at $40 per share. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday 17 June, 1998, unless the tender offer is further extended. Approximately 7,325,000 Tracor shares have been tendered and not withdrawn to date in response to the tender offer.

The tender offer is subject to completion of a 30 day review by the Committee on Foreign Investment in the United States (CFIUS). The 30 day review commenced on 12 May, 1998, when GEC and Tracor filed a Joint Voluntary Notice with CFIUS, and is expected to expire on 10 June, 1998, unless extended.

GEC confirms the waiting period under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976 has expired and that this condition to the offer has been satisfied.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United
States.